UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2007

Commission File Number:  0-22704

Ship Finance International Limited
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the “Company”) dated September 4, 2007, announcing the appointment of Mr. Craig H. Stevenson Jr. to the Company’s board of directors.

Exhibit 1

SFL – Change in Board of Directors

Press release from Ship Finance International Limited, September 4, 2007

Ship Finance International Limited (NYSE:SFL) (“Ship Finance” or the “Company”), today announces the appointment of Mr. Craig H. Stevenson Jr. to the Board of Directors.

Following the Annual General Meeting of the Company, scheduled to September 28, 2007, Mr. Stevenson will be recommended to take over as Chairman of the Board from Mr. Tor Olav Trøim. Mr. Trøim has been Chairman of the Board since October 2003, and will continue as a non-executive board member.

Mr. Stevenson (53) has a long career as senior executive in several companies, including Chairman of the Board and Chief Executive Officer of OMI Corporation (“OMI”), a NYSE listed shipping company, from 1998 until 2007. In this period, the market capitalization of OMI increased more than ten times and the company was transformed from a relatively small shipping company with an old fleet to become a company with one of the largest and most modern fleets within the Suezmax and Product tanker segments. Mr. Stevenson left OMI this summer following the sale of OMI to Teekay Shipping Corporation and A/S Dampskibsselskabet Torm.

Our non-executive board member Mr. Svein Aaser, has decided to resign, as he will focus more of his attention on certain companies where he serves as Chairman of the Board, such as Marine Harvest ASA, Aktiv Kapaital ASA and Deep Sea Supply Plc. Mr. Aaser is an executive director of Seatankers, an affiliate of our largest shareholder Hemen Holdings Ltd., and was thus not defined as an independent director of Ship Finance. The appointment of Mr. Stevenson will therefore also increase the number of independent directors in the Company.

Tor Olav Trøim, Chairman in Ship Finance, said in a comment: “We are very pleased that Mr. Stevenson has accepted a directorship and also accepted to be nominated as the new Chairman of the Board in Ship Finance. His broad international background, prior experience as CEO and Chairman in a large NYSE listed shipping company and his outstanding track record in the capital markets secures our Company a very competent and professional director. We have always respected Mr Stevenson as the Chairman in one of the best performing shipping companies, and we are delighted that he has decided to join the Board of Ship Finance. The transfer of the Chairmanship to Mr. Stevenson follows naturally in the process of making Ship Finance a strong independent company.”

Craig H. Stevenson Jr. said in a comment: “I am excited to take on my new role as director and future Chairman. Ship Finance is growing and diversifying its asset base, and has announced more than $1.6 billion of new acquisitions over the last 18 months. The Company has recruited a very competent management team, and with a market capitalization of $2.1 billion and a charter backlog of $5.5 billion we have an excellent platform for growth. The combination of predictable long-term cash flows and our strong balance sheet creates opportunities also in times of turbulence in the financial markets, when the attractiveness of our financial products increases and there may be more corporate opportunities.”

September 4, 2007
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Contact Persons:

Craig H. Stevenson Jr.
Tel: +1 203 550 0641

Lars Solbakken: Chief Executive Officer, Ship Finance Management AS
Tel: +47 2311 4006 / +47 9119 8844

About Ship Finance

Ship Finance is a major marine asset owning company listed on the New York Stock Exchange (NYSE: SFL). Including newbuildings and announced acquisitions, Ship Finance has a fleet consisting of 71 vessels, including 37 crude oil tankers (VLCC and Suezmax), 8 oil/bulk/ore vessels, 13 container vessels, 3 dry bulk carriers, 2 jack-up drilling rigs and 5 offshore supply vessels and 3 seismic vessels. The fleet is one of the largest in the world with a total cargo capacity of more than 11 million dwt. and most of the vessels are employed on medium or long term charters.

More information can be found on the Company’s website: www.shipfinance.org

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company’s operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Ship Finance International Limited

Dated: September 4, 2007	By:	/s/ Lars Solbakken
	Name:	Lars Solbakken
	Title:	Chief Executive Officer
Ship Finance Management AS